

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   April 9, 2018

Via E-mail
Mr. Charles E. Hopewell
President, CEO and Principal Financial Officer
Jewett Cameron Trading Company LTD.
32275 NW Hillcrest
North Plains, OR 97133

     Re: **Jewett Cameron Trading Company LTD.**
               Form 10-K for Fiscal Year Ended August 31, 2017
               Filed November 13, 2017
               File No. 0-19954

Dear Mr. Hopewell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Pamela A. Long

                        Pamela A. Long
                        Assistant Director
                        Office of Manufacturing and
                        Construction